24000506

Washington, D.C. 20549

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SEC FILE NUMBER
8-47558

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kroll Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 0 1 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

167 N. Green Street, 12th Floor
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Chiarovano	212-668-8700	mchiarovano@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/03	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Burt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kroll Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
BENJAMIN PAOLETTI
Notary Public, State of Illinois
Commission No. 969988
My Commission Expires
April 11, 2027

Signature: [signature]

Title:
President

[signature]
Notary Public

SEC Mail Processing

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KROLL SECURITIES, LLC
(A Wholly Owned Subsidiary of Kroll, LLC)

Financial Statements and Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

KROLL SECURITIES, LLC
(A Wholly Owned Subsidiary of Kroll, LLC)
Financial Statements and Schedules
December 31, 2023

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Kroll Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Kroll Securities, LLC (the "Company"), as of December 31, 2023, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

CohnReznick LLP

New York, New York
February 28, 2024

KROLL SECURITIES, LLC
(A Wholly Owned Subsidiary of Kroll, LLC)

Statement of Financial Position

December 31, 2023

Assets		
Cash	$	2,691,155
Accounts receivable		484,397
Other assets		75,993
Total assets	$	3,251,545
Liabilities and Member's Capital		
Deferred revenue	$	1,235,733
Accrued expenses		81,224
Payable to Parent Company		392,787
Total liabilities		1,709,744
Commitments and contingencies		
Member's capital		1,541,801
Total liabilities and member's capital	$	3,251,545

See accompanying notes to financial statements.

KROLL SECURITIES, LLC
(A Wholly Owned Subsidiary of Kroll, LLC)

Statement of Operations

Year ended December 31, 2023

Revenues:		
Advisory fees	$	37,844,755
Client reimbursable revenue		664,637
Total revenue		38,509,392
Expenses:		
Allocated expenses from Parent Company		(33,444,005)
Client reimbursable expense		(664,637)
Regulatory fees and expenses		(471,250)
Total expenses		(34,579,892)
Net income	$	3,929,500

See accompanying notes to financial statements.

KROLL SECURITIES, LLC
(A Wholly Owned Subsidiary of Kroll, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2023

		Member's investment		Undistributed earnings		Member's capital
Balance as of January 1, 2023	$	3,951,500	$	(239,199)	$	3,712,301
Distribution to Parent Company		0		(6,100,000)		(6,100,000)
Net income		0		3,929,500		3,929,500
Balance as of December 31, 2023	$	3,951,500	$	(2,409,699)	$	1,541,801

See accompanying notes to financial statements.

KROLL SECURITIES, LLC
(A Wholly Owned Subsidiary of Kroll, LLC)

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	3,929,500
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		1,472,983
Decrease in other assets		697,769
Increase in accrued expenses		17,297
Decrease in deferred revenue		(164,267)
Decrease in payable to Parent Company		(1,592,024)
Net cash provided by operating activities		4,361,258
Cash flows from financing activities:		
Distribution to Parent Company		(6,100,000)
Net cash used in financing activities		(6,100,000)
Net decrease in cash		(1,738,742)
Cash at beginning of year		4,429,897
Cash at end of year	$	2,691,155

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

(1) Nature of Business and Ownership

Kroll Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Its customers are located primarily throughout the United States. The Company is a wholly owned subsidiary of Kroll, LLC (the Parent Company or Member).

The Company files an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 as it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company performs private placement of debt and equity securities, mergers, and acquisition advisory, financial advisory and restructuring advisory services. The Company met the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year ended December 31, 2023, without exception.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company believes it has satisfied its performance obligations by transferring the promised services to its customers in an amount to which it expects to receive in exchange. A distinct good or service, referred to as a performance obligation, is transferred to a customer when the customer obtains control of, or derives benefit from, that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress towards satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services provided (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty with respect to such amount is resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experience, the time period over which uncertainties are expected to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Advisory fees from mergers and acquisitions and portfolio valuation secondary market trading engagements are recognized at a point in time when the related transaction is completed. Advisory fees from transaction opinions, transaction advisory services and restructuring engagements are recognized over time using a time elapsed measurement of progress.

Contract Balances

The change in the Company's contract assets and liabilities during the year ended December 31, 2023, primarily reflects the timing difference between the Company's performance obligations and receipt of customer payments. The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	Balance as of January 1, 2023	Increase (Decrease)	Balance as of December 31, 2023
Receivables	$ 1,957,380	$ (1,472,983)	$ 484,397
Contract assets [(a)]	697,541	(700,820)	(3,279)
Contract liabilities [(b)]	1,400,000	(164,267)	1,235,733

(a) Included in other assets on the Statement of Financial Position

(b) Included in deferred revenue on the Statement of Financial Position

The decrease in the contract liabilities is due to the recognition of retainers including the 2022 balance of $1,400,000 as revenue in the current year, offset by $1,235,733 of new retainers received in 2023.

Revenue from engagements primarily consists of fees generated in connection with mergers and acquisitions and private capital markets success fees, and retainers. Success fees associated with merger and acquisition engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised services and the customer has obtained control. Contracts generally contain a variety of promised services that may be capable of being distinct but that are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction. The expected duration of contracts is six to twelve months.

Fees received prior to the completion of the transaction including retainer fees and advisory fees are deferred within advance billings on the Statement of Financial Position and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated.

Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenue. Expense reimbursements that are billable to clients are included in total revenue, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

(c) ***Current Expected Credit Losses***

The Company identified accounts receivable and unbilled services under Accounting Standards Update (ASU) 2016-13. The Company evaluated historical cash collections and customer indemnifications as well as current conditions, and reasonable and supportable forecasts. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and receivables utilizing the Current Expected Credit Losses framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable and unbilled services is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2023.

(d) *Disaggregation of Revenue*

The Company disaggregates revenue based on service line and believes the same information provides a reasonable representation of how performance obligations relate to the nature, amount, timing, and uncertainty of revenue and cash flows. Revenue recognized by service line is presented below:

	Year Ended December 31, 2023
Mergers and Acquisitions	$ 36,845,995
PV Secondary Market Trading	532,454
Transaction Opinions	420,000
Restructuring	46,306
	$ 37,844,755

(e) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in the statement of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(f) *Personal Assets and Liabilities*

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits. The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and, if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial position.

(g) *Income Taxes*

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

The Company's U.S. federal and state income tax returns prior to fiscal year 2020 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial position.

(h) Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(i) Cash

The Company maintains cash at a financial institution. At times, the amount on deposit at the institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

(j) Subsequent Events

The Company has evaluated the possibility of subsequent events affecting the Company's financial statements through February 28, 2024 and has determined that there no material events that would require disclosure in the Company's financial statements.

(3) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The allocation is equal to $500 plus 85% of that month's cash revenue recognized, whereby shared management expenses, as outlined in the agreement, are recognized by the Company. These expenses are paid by the Parent Company and are deemed to be consumed by Kroll, LLC. These expenses include, but are not limited to, shared services, such as rent, office equipment and supplies, recruiting, training, and marketing. The following specific expenses will be paid directly from the Company; fees of auditors, accountants, attorneys, and other professionals incurred in the ordinary course of business, and the costs of compliance with regulatory requirements. The agreement is in accordance with FINRA Notice to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required. The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(4) Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $981,411 at December 31, 2023, which is $949,810 in excess of its net capital requirement of $31,601. Aggregate indebtedness was $474,011 at December 31, 2023.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

Schedule I

KROLL SECURITIES, LLC

(A Wholly Owned Subsidiary of Kroll, LLC)

Computation of Net Capital for Broker-Dealers Pursuant to SEC Rule 15c3-1

under the Securities Exchange Act of 1934

December 31, 2023

Aggregate indebtedness		$	474,011
Net capital:			
Member's capital		$	1,541,801
Deductions			(560,390)
	Net capital		981,411
Less minimum required capital			(31,601)
	Excess net capital	$	949,810
Percentage of aggregate indebtedness to net capital			48.30%

There is not a material difference between this computation of net capital and the corresponding computation included in the Company's December 31, 2023, unaudited Part II FOCUS as filed on January 23, 2024.

See accompanying report of independent registered public accounting firm.

KROLL SECURITIES, LLC

(A Wholly Owned Subsidiary of Kroll, LLC)

Computation for Determination of Reserve Requirements for Broker-Dealers

and Information for the Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2023

The Company files an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 as it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

See accompanying report of independent registered public accounting firm.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Kroll Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kroll Securities, LLC identified the following provisions of 17 C.F.R. §17a-5(d)(1) and (4) under which Kroll Securities, LLC claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) Kroll Securities, LLC stated that Kroll Securities, LLC met the identified exemption provisions throughout the most recent year without exception. Kroll Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kroll Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

CohnReznick LLP

New York, New York
February 28, 2024

DocuSign Envelope ID: 61829284-E27A-4DFE-9693-8370166343F8

KROLL

Exemption Report - SEC Rule 17a-5(d)(4)

Kroll Securities, LLC ("Kroll Securities", the "Company" f/k/a Duff & Phelps Securities , LLC) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Stephen Burt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Stephen Burt 83447105 19B4EC...
President

2/28/2024
Date

Kroll Securities, LLC
167 N. Green Street
12th Floor
Chicago, IL 60607
T: +1 312 697 4600
F: +1 312 697 0112
Member: FINRA/SIPC

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Kroll Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Kroll Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023. with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

CohnReznick

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 28, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
KROLL SECURITIES LLC	8-47558

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 38,509,392.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 38,509,392.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 38,509,392.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 57,764.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 28,730.00	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 28,730.00		
	d Add lines 11a through 11c		$ 28,730.00	
12	**LESSER** of line 10 or 11d.			$ 28,730.00
13	a Amount from line 8		$ 57,764.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 28,730.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 29,034.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 29,034.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-47558	DEA: FINRA	2023	Dec

MEMBER NAME KROLL SECURITIES LLC
MAILING ADDRESS ATTN: CATHERINE MAKSTENIEKS
167 N GREEN ST FLR 12
CHICAGO, IL 60607

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

KROLL SECURITIES LLC	Christine Sebastiano
(Name of SIPC Member)	(Authorized Signatory)
1/25/2024	christine.sebastiano@duffandphelps.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Member Payment Confirmation Receipt

Total Amount of $29,034.00

Payment Date

01/25/2024

SEC Registration No.

8-47558

Member Name

KROLL SECURITIES LLC

Email Receipt to

christine.sebastiano@duffandphelps.com

Payment Type

Direct Payment

Additional Comments

Payment Method

Business checking ...2832

Payment Amount

$29,034.00

By clicking Pay, I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 2832, in the amount of $29034.00 on or the next business day after 01/25/2024. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 2832, in the amount of $29,034.00 on or the next business day after 01/25/2024. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #
B2402561170384

Payment Date
01/25/2024

SEC Registration No.
8-47558

Member Name
KROLL SECURITIES LLC

Email Receipt to
christine.sebastiano@duffandphelps.com

Payment Type
Direct Payment

Device Type
Web

Additional Comments

Routing Number
*****0039

Bank
BANK OF AMERICA, N.A.

Name on Account
Kroll Securities LLC

Payment Method
Business checking ***2832

Status
Pending

Total Payment Amount
$29,034.00